DB

19008064

Securities and Exchange Commission
Trading and Markets

MAR 01 2019

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69010

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 1/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McNally Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 N. Franklin Street, Suite 2650
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank McGrew, CCO (312) 257-3058
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

Nine Parkway North, Suite 200 (Address) Deerfield (City) IL (State) 60015 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Frank McGrew, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McNally Capital Securities, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNA QUINLAN
Official Seal
Notary Public - State of Illinois
My Commission Expires Nov 21, 2020

Frank McGrew
Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of **McNally Capital Securities, LLC**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of McNally Capital Securities, LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Marcum LLP

Deerfield, Illinois
February 21, 2019

McNally Capital Securities, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS	
CASH AND CASH EQUIVALENTS	$60,435
PREPAID EXPENSES	1,500
TOTAL ASSETS	$61,935
LIABILITIES AND MEMBER'S EQUITY	
ACCOUNTS PAYABLE	$15,045
TOTAL LIABILITIES	$15,045
MEMBER'S EQUITY	$46,890
TOTAL LIABILITIES AND MEMBER'S EQUITY	$61,935

The accompanying notes are an integral part of these statements.

McNally Capital Securities, LLC
STATEMENT OF OPERATIONS
For the year ended December 31, 2018

Revenue	
Advisory fees	$2,307,845
Total revenue	2,307,845
Expenses	
Shared services with affiliate	810,022
Professional fees	51,216
Assessments and fees	14,164
Office supplies and expenses	12,480
Insurance	740
Total expenses	$888,622
NET INCOME	$1,419,223

The accompanying notes are an integral part of these statements.

McNally Capital Securities, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2018

Balance, January 1, 2018	$17,645
Net Income	1,419,223
Contributions	810,022
Distributions	(2,200,000)
Balance, December 31, 2018	$46,890

The accompanying notes are an integral part of these statements.

McNally Capital Securities, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2018

Cash flows from operating activities	
Net Income	$1,419,223
Adjustments to reconcile net income to net cash flows from operating activities	
Expenses paid for by parent not reimbursed	810,022
Operating activities adjustments	
Increase (decrease) in accounts payable	2,045
Total operating activities adjustments	812,067
Net cash provided in operating activities	2,231,290
Cash flows from financing activities	
Member's contributions	-
Member's distributions	(2,200,000)
Net cash used in financing activities	(2,200,000)
Net increase in cash and cash equivalents	31,290
Cash and cash equivalents at beginning of year	29,145
Cash and cash equivalents at end of year	$60,435
Non-Cash Transactions	
Expenses paid by parent not reimbursed	$810,022

The accompanying notes are an integral part of these statements.

NOTE A - ORGANIZATION

McNally Capital Securities, LLC (the "Company") is a Delaware Limited Liability Company that was organized on February 7, 2011, and received its initial capital contribution on February 29, 2012. The Company was formerly known as MC Capital Markets, LLC and changed its name to McNally Capital Securities, LLC on April 10, 2018. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company commenced operations when it received FINRA membership approval on November 7, 2012. The Company acts as an investment banker engaging in private placements.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation. The Company applied the modified retrospective method for adoption which did not result in a cumulative adjustment to retained earnings as of January 1, 2018.

Income Taxes

The Company is a single member LLC whose sole member is McNally Capital, LLC (the "Parent"). For federal and Illinois income tax purposes the Company is considered a disregarded entity and its income and expense is reported directly on the federal and Illinois partnership return of the Parent. Neither the Company nor the Parent are subject to federal or Illinois income tax.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. The Company applied this accounting policy to the 2015, 2016, 2017 and 2018 tax positions, all open tax years. For tax positions not meeting the more likely than not test, no tax benefit is recorded. As of December 31, 2018, the Company had no material unrecognized federal or state tax benefits. There have been no material changes in unrecognized tax benefits during the current year. The Company did not have any material amounts accrued for interest and penalties at December 31, 2018. Interest or penalties on income taxes, if incurred, are recognized on the statement of operations in other expenses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company is exposed to concentrations of credit risk. The Company maintains its cash in a bank deposit account at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Company (FDIC) up to $250,000 per depositor, per bank. At times, the Company may maintain balances in excess of FDIC limits. The Company monitors these credit risks at financial institutions and has not experienced any losses related to these risks.

NOTE C – REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgements

Revenue from contracts with customers includes commission income and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory Fees

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and a benefit is received by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2018, there were no such amounts.

Costs to Obtain or Fulfill a Contract with a Customer

The Company records as an asset certain costs incurred to obtain revenue contracts with its customers, such as sales commissions paid to employees for obtaining new contracts with clients. These costs are amortized to expense over the period of time that the services are expected to be provided to the customer.

There were no such assets at January 1, 2018 and December 31, 2018, respectively.

Disaggregated Revenue from Contracts with Customers

Based on the Company's revenue for the year ended December 31, 2018, no further disaggregation of revenues is deemed necessary as all revenue streams were similar in nature.

NOTE D - RELATED-PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with the Parent. Under the agreement, the Parent will pay the following expenses relating to the Company: rent, utilities, salaries, computer hardware costs and software license fees for technology utilized by the Broker-Dealer, phone and other telecommunications costs and such other expenses as may be agreed to from time to time. To the extent the Parent pays salaries and related expenses for registered persons and such payments relate to the services provided by such persons to the Company, the Parent will treat such payments and expenses as a capital contribution to the Company. The capital contribution and related expense is recognized quarterly.

The Company will pay expenses directly relating to its brokerage activities, including, all charges incurred under any escrow agreements it maintains in connection with securities transactions, all registration and continuing education fees, accounting and legal fees, audit fees, taxes, other professional service fees, consulting fees, commissions payable to registered representatives, and all other charges incurred directly relating to the brokerage activities.

During the year ended December 31, 2018, the Parent incurred $810,022 of expenses relating to the Company consistent with the expense sharing agreement. The Company recorded these expenses as non-cash contribution from the Parent.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the Rule). Under the Rule, the Company is required to maintain net capital equivalent to $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

At December 31, 2018, the Company had net capital of $45,390, which was $40,390 in excess of its $5,000 required minimum net capital. The ratio of aggregate indebtedness to total net capital was .33-to-1 at December 31, 2018.

NOTE F – CONCENTRATION OF REVENUE

One customer agreement represented 98% of total revenue for the year ended December 31, 2018.

SUPPLEMENTARY INFORMATION

McNally Capital Securities, LLC
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2018

Schedule I

Net capital	
Member's equity per statement of financial condition	$46,890
Less non-allowable assets	
Prepaid Expenses	1,500
Total adjustments	1,500
Net capital	45,390
Net capital requirement	
(The greater of 6-2/3% of aggregate indebtedness or $5,000)	5,000
Excess net capital	$40,390
Ratio of aggregate indebtedness to net capital	33%
Aggregate indebtedness	$15,045

NOTE: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2018, as amended on February 11, 2019.

See Report of Independent Registered Public Accounting Firm.

McNally Capital Securities, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2018

Schedule II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm.

McNally Capital Securities, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2018

Schedule III

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm.

McNally Capital Securities, LLC

Exemption Report

For the period from January 1, 2018 to December 31, 2018

We as members of management of MC Capital Markets, LLC, (the "Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: *(2)(i)* (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: *(2)(i)* (the "exemption provisions") and (2) we met the identified exemption provisions from January 1, 2018 to December 31, 2018 without exception.

Frank A. McGrew, IV, Chief Compliance Officer
McNally Capital Securities, LLC

January 9, 2019

Date

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) McNally Capital Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Deerfield, Illinois
February 21, 2019

MARCUMGROUP
MEMBER

Marcum LLP ▪ Nine Parkway North ▪ Suite 200 ▪ Deerfield, Illinois 60015 ▪ Phone 847.282.6300 ▪ Fax 847.282.6301 ▪ www.marcumllp.com